EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Private Investments Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$9,205,480.46(1)	0.0001476%	$1,358.73(2)

Fees Previously Paid

Total Transaction Valuation	$9,205,480.46(1)

Total Fees Due for Filing			$1,358.73

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$1,358.73

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of November 30, 2023.

(2)	Calculated at $147.60 per $1,000,000 of the Transaction Value.